NETWORK ONE HOLDINGS CORP.

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

(UNAUDITED)

NAME OF ISSUER: **NETWORK ONE HOLDINGS CORP.**

ISSUER ADDRESS: **SUITE 606 – 470 GRANVILLE STREET**
VANCOUVER, B.C. V6C 1V5

ISSUER PHONE NUMBER: **(604) 682-0949**

ISSUER FAX NUMBER: **(604) 681-0907**

CONTACT PERSON: **EDDY CHENG**

CONTACT'S POSITION: **PRESIDENT**

CONTACT TELEPHONE NUMBER: **(604) 649-8168**

APPROVED BY THE BOARD OF DIRECTORS:

NAME OF DIRECTOR	SIGNATURE	DATE SIGNED (YY/MM/DD)
EDDY WAI CHIU CHENG	[signature]	(02/11/27)
JEAN SIMARD	[signature]	(02/11/27)

dlw 1/13

NETWORK ONE HOLDINGS CORP.

BALANCE SHEETS

AS AT

(UNAUDITED)

	September 30, 2002	March 31, 2002
ASSETS		
CURRENT		
Cash	$ 1,643	$ 533
Accounts receivable	395	80,071
	$ 2,038	$ 80,604
LIABILITIES		
CURRENT		
Accounts payable	$ 37,825	$ 49,453
Short-term loans *(Note 3)*	11,000	11,000
	48,825	60,453
LOANS *(Note 3)*	501,262	574,763
	550,087	635,216
SHAREHOLDERS' DEFICIENCY		
SHARE CAPITAL		
Authorized: 100,000,000 common shares without par value		
Issued: 4,033,517	1,639,566	1,639,566
DEFICIT	(2,187,615)	(2,194,178)
	(548,049)	(554,612)
	$ 2,038	$ 80,604

APPROVED BY THE DIRECTORS:

_______________ Director   _______________ Director

See accompanying notes

NETWORK ONE HOLDINGS CORP.
STATEMENTS OF LOSS AND DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(UNAUDITED)

	Three months ended Sept. 30, 2002	Three months ended Sept. 30, 2001	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001
REVENUE				
Interest and miscellaneous	$ 20,000	$ 10,402	$ 20,000	$ 10,602
EXPENSES				
Management fees	3,000	6,000	6,000	6,000
Office and general	304	359	604	372
Professional fees	1,725	3,321	2,225	3,446
Shareholder information	1,868	-	1,868	-
Transfer agent and regulatory fees	2,213	2,075	2,740	2,165
	9,110	11,755	13,437	11,983
NET INCOME (LOSS) FOR THE PERIOD	10,890	(1,353)	6,563	(1,381)
DEFICIT, BEGINNING OF PERIOD	(2,198,505)	(2,262,605)	(2,194,178)	(2,262,577)
DEFICIT, END OF PERIOD	$ (2,187,615)	$ (2,263,958)	$ (2,187,615)	$ (2,263,958)
INCOME (LOSS) PER COMMON SHARE	$ 0.0027	$ (0.0003)	$ 0.0016	$ (0.0003)

See accompanying notes

NETWORK ONE HOLDINGS CORP.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(UNAUDITED)

	Three months ended Sept. 30, 2002	Three months ended Sept. 30, 2001	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net income (loss) for the period	$ 10,890	$ (1,353)	$ 6,563	$ (1,381)
Changes in non-cash working capital:				
(Increase) decrease in accounts receivable	79,726	(266)	79,676	(233)
Decrease in accounts payable	(12,402)	(4,483)	(11,628)	(4,483)
	78,214	(6,102)	74,611	(6,097)
FINANCING ACTIVITIES				
Directors' loans – advances (repayment)	(76,501)	6,088	(73,501)	6,088
INCREASE (DECREASE) IN CASH	1,713	(14)	1,110	(9)
CASH, BEGINNING OF PERIOD	(70)	264	533	259
CASH, END OF PERIOD	$ 1,643	$ 250	$ 1,643	$ 250

See accompanying notes

NETWORK ONE HOLDINGS CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(UNAUDITED)

1. ACCOUNTING POLICIES

a) These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and follow the same accounting policies and methods of application as per the March 31, 2002 annual financial statements. These interim financial statements do not contain all the information that is presented in annual financial statements. They should be read in conjunction with the most recent annual financial statements of the Company, prepared as of March 31, 2002.

b) Income (loss) per share

Income (loss) per share is calculated on the basis of the weighted-average number of common shares outstanding during the period. The effect of potential issues of shares under warrant or share option arrangements is anti-dilutive.

c) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. RELATED PARTY TRANSACTIONS

During the period ended September 30, 2002, the Company accrued management fees payable to its president of $6,000.

3. LOANS

The loans are without interest or stated terms of repayment and are unsecured. Of these loans, $239,110 (March 31, 2002: $312,610) is payable to a director. The loans have been classified as non-current liabilities, as part of any restructuring of the Company's affairs would involve management's intention to settle these loans by issuance of shares of the Company.

4. CONTINUANCE OF OPERATIONS

These financial statements are prepared on a going-concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

As at September 30 and March 31, 2002, the Company had a deficit of $2,187,615 and $2,194,178 respectively. At September 30, 2002 the Company had a working capital deficiency of $46,787. The ability of the Company to continue operating as a going concern is dependent upon, among other things, obtaining additional long-term financing and upon future profitable operations.

5. FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

As at September 30 and March 31, 2002, the fair value of cash, accounts receivable, accounts payable and short-term loans approximates carrying value because of the short-term maturity of these instruments.

NETWORK ONE HOLDINGS CORP.
606 - 470 Granville Street
Vancouver, B.C.
V6C 1V5

Tel: 604-682-0949
Fax: 604-681-0907

November 30, 2002

Office Of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549, U.S.A.

Dear Sirs:

We enclose financial statements for the six months ended September 30, 2002.

Yours truly,

"Eddy Cheng"

Eddy Cheng, President